SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ELEMENT92 RESOURCES CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28618P 109

(CUSIP Number)

Dieterich and Mazarei, 11835 W. Olympic Boulevard, Suite 1235E, Los Angeles, CA 90064.

Tel: 310.312.6888, Fax is 310.312.6680

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 23, 2010

(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box.  [    }

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.         Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

            Wilson Huang Dong-Sheng

2.         Check the Appropriate Box if a Member of a Group (A) [   ]

            (See Instructions) (B) [   ]

3.         SEC Use Only

4.         Source of Funds (See Instructions)

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) [   ] or 2(e)  [   ]

6.         Citizenship or Place of Organization

            China

Number of Shares                              7. Sole Voting Power: 12,291,912

Beneficially Owned                             8. Shared Voting Power: Nil

By Each Reporting                             9. Sole Dispositive Power: 12,291,912

Person With                                        10. Shared Dispositive Power: Nil

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            12,291,912 Common Stock

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

13.       Percent of Class Represented by Amount in Row (11)

            13.96%

14.       Type of Reporting Person (See Instructions)

            Ind.

ITEM 1. Security and Issuer.

The statement relates to the Common Stock, $0.001 par value per share ("Common Stock") issued by Element92 Resources Corp., a Wyoming Corporation (the "Company"), whose principal executive offices are located at Level 19, Two International Finance Centre, 8 Finance St., Central, Hong Kong.

ITEM 2. Identity and Background.

This statement is filed by Wilson Huang Dong-Sheng, owner of 100% of the shares of Gold Vanguard Limited, a private company incorporated in the British Virgin Islands ("Reporting Person"). On June 23, 2010, Element92 Resources Corp.

The sole director and executive officer of Gold Vanguard Limited is Wilson Huang Dong-Sheng.

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge any person named as a director or officer of Gold Vanguard Limited,. has, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

The Reporting Person acquired 76,500,0000 shares of the Issuer's stock through a direct issuance by Element92 Resource Corp. as payment pursuant to the terms of a Revision Agreement which amended its original sales and purchase agreement for the acquisition of three gold mines in Shandong Province, China: the Penglai (Huwei) producing gold mine, the Roncheng gold deposit and the Wendeng producing gold mine.

Element92 Resources Corp. had originally signed a sales and purchase agreement With Gold Vanguard Limited to acquire the three gold mines in January 2010, however, based on its continuing due diligence, the Company decided to terminate the Wendeng mine acquisition. The parties agreed that proposed acquisition of the Wengdeng mine could be revisited at a later date. Pursuant to the terms of the original agreement, the Company was to pay a total of 90 million shares for the acquisition of the three mines. Upon execution of the revised agreement, that amount has been changed to 76,500,000 restricted common shares. The revised agreement closed on June 23, 2010 and the 76,500,000 restricted common shares were issued.

On June 23, 2010, Gold Vanguard Limited transferred a total of 64,208,088 shares to the following in the amounts set opposite their names:

Jiang Xiang Limited                                                     9,500,000

Fast Profit Group Holdings Limited                             7,650,000

Edwin Tsun Wing Cheung                                          3,825,000

Atwell Asset Holdings Corp.                                        3,825,000

Goldox International Limited                                        3,825,000

International Mineral Asset Transactions Pty Ltd        4,000,000

Raymond Wai Cheuk Yeung                                       3,825,000

Li Wang                                                                       3,825,000

Lit Wong                                                                      3,825,000

Yung  Wong                                                                3,825,000

Irene Ka Yu Ying                                                         3,825,000

Chung Kong Ho                                                          1,000,000

Black Sheep Holdings Limited                                   1,000,000

Ying Wai Lam                                                             1,000,000

Hon Leung Lau                                                           2,500,000

Kam Ming Tam                                                           1,500,000

Chun Wei Wang                                                          1,158,088

Chine World Bright Limited                                            100,000

Asia Asset Limited                                                         100,000

Ming Leung                                                                    100,000

Zhixiong Liu                                                                    765,000

Davy Chi Hung Man                                                      150,000

Kwok Lam  Ng                                                                 10,000

Super Winner Trading Limited                                       765,000

Jenny Shuk Fan Tsui                                                       15,000

Xi Ting Wang                                                                 765,000

Sheng Yan Wei                                                              765,000

ITEM 4. Purpose of Transaction

The purpose of the transaction in the stock is investment. The shares were issued to the Reporting Person in consideration of a Revision Agreement dated March 31, 2010. No changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person beneficially owns the previously noted 12,291,912 shares of the Issuer’s common stock.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns a total of 12,291,912 shares of the Issuer's common stock, comprising 13.96% of the issued and outstanding common stock of the Issuer.  The percentage used herein is calculated based upon the 88,048,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of September 10, 2010. The Reporting Person has sole voting and dispositive powers with respect to the 12,291,912 shares of Common Stock which it owns. The Reporting Person has neither effected other transactions in the shares of the common stock other than the transfers reported above nor been issued additional shares of the common stock in the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Item 4 of this Schedule 13D, the Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 10.8     Sale and Purchase Agreement dated January 25, 2010. (1)

Exhibit 10.10   Revision Agreement to the Sale & Purchase Agreement dated March 31, 2010 (2)

(1)          Incorporated by reference. Filed as an exhibit to the Issuer’s Form 8-K as filed with the SEC on June 27, 2010 and incorporated herein by this reference.

(2)          Incorporated by reference. Filed as an exhibit to the Issuer’s Form 8-K as filed with the SEC on April 5, 2010 and incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2010

  /s/ Wilson Huang Dong-Sheng

Wilson Huang Dong-Sheng, President, Sole Signing Authority

Gold Vanguard Limited